UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 28, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 5 LATAM LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

93-2777221
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Klima Invest S.A.S.
Borrower Investment Committee Memo
Medellín, Colombia
October 21, 2026

This Investment Committee ("IC") Memo includes projections and forward-looking information that represents the General Partner's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the General Partner's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

Item 9. Other Events

Executive Summary

Energea Portfolio 5 LATAM LP (the "Company") has entered into a Master Loan Agreement (the "MLA") with Klima Invest S.A.S. ("Klima" or the "Borrower") to finance distributed-generation ("DG") solar projects in Colombia (each, a "Project"; see Table 10). The MLA was executed on July 16, 2026, dated as of July 15, 2026, and establishes an uncommitted lending platform with an Aggregate Cap equal to the Colombian peso ("COP") equivalent of USD 10 million. Each Project joins the platform through its own Project Loan Agreement ("PLA").

This memo defines the Borrower, the Guarantor and the Sponsor, assesses the credit of the platform and the guarantee behind it, and summarizes the general terms and conditions of the MLA, which apply to every loan. Each PLA is presented in its own PLA Memo, attached to this memo as an exhibit as the PLA is issued. The PLA Memos describe the Project, its PLA-specific terms and its debt service coverage, and do not restate the terms of the MLA.

Klima is a Medellín holding company that owns the financed Projects and carries the debt. It is wholly owned by Solenium S.A.S. ("Solenium"), which builds and maintains the Projects and guarantees the loans (see Table 11). Unergy Energía Digital S.A.S. E.S.P. ("Unergy"), the Sponsor, represents the Projects in the wholesale market and collects their revenue (see Table 12). All three companies were founded and are controlled by the same group of Medellín shareholders.

Colombia's DG segment, made up of solar plants of just under 1 MW AC connected to the local distribution network, is the fastest part of the country's solar market to permit, build and connect. The power system is hydro-dependent and wholesale spot prices are high, and a new energycommunities framework (comunidades energéticas) is opening a second sales channel. The MLA gives the Company a scalable, controlled position in this segment as a senior secured lender rather than an owner, with a fixed peso return of 18.00% a year, priority over the sponsors and a cushion against generation and price risk while it learns the market.

The principal risks, discussed in the Risk Assessment, are that perfection of the platform security is incomplete; that Project revenue passes through Unergy before reaching Klima; that the Guarantor's balance sheet is thin; that the Company bears the peso; and that one founder group stands behind every role in the structure. Pending perfection, the Company relies on the Solenium guarantee, which is full recourse during the interim period, and on promissory notes (pagarés) issued by Klima and Solenium. New Advances are paused until the platform security is perfected.

Key Information

Table 1 - General Information

Company	Energea Portfolio 5 LATAM LP
Borrower	Klima Invest S.A.S. (Medellín, Colombia)
Guarantor	Solenium S.A.S.
Sponsor	Unergy Energía Digital S.A.S. E.S.P. (not an obligor)
Facility	Master Loan Agreement executed July 16, 2026 (dated as of July 15, 2026)
Aggregate Cap	COP equivalent of USD 10,000,000 (uncommitted)
Interest Rate	18.00% a year, fixed, all-in, in COP
Tenor	Twenty years from each disbursement, monthly debt service
Loans Outstanding	Two PLAs, COP 9,159,999,993 in total
Financed Capacity	1.98 MW AC / 2.64 MWp DC (two Projects)
Eligible Assets	Colombian DG solar Projects of about 1 MW AC, operating or under construction
Currency	COP; foreign-exchange risk borne by the Company
Status	Two PLAs funded; platform security perfection in progress; new Advances paused

Table 2 - Stakeholders

Company	Energea Portfolio 5 LATAM LP
Borrower	Klima Invest S.A.S.
Guarantor and Sole Shareholder	Solenium S.A.S.
EPC and O&M Contractor	Solenium S.A.S.
Sponsor and Commercial Representative	Unergy Energía Digital S.A.S. E.S.P.
Trustee	Fiduciaria Davivienda (P.A. Farallones)
Account Bank	DAVIbank
Foreign-Exchange Intermediary	Bancolombia
Wholesale Market Operator	XM
General Partner and Loan Manager	Energea Global LLC

Table 3 - Loans Outstanding

Loan	Project	Capacity	Principal	Funded
PLA No. 1	Sabana de Torres, Santander	0.99 MW AC / 1.32 MWp DC	COP 4,579,999,993	August 10, 2026
PLA No. 2	Merecumbé, Cesar	0.99 MW AC / 1.32 MWp DC	COP 4,580,000,000	August 14, 2026
Total		1.98 MW AC / 2.64 MWp DC	COP 9,159,999,993

Project, technical and PLA-specific terms for each loan are presented in its PLA Memo (see Exhibits A and B).

The Borrower, Guarantor and Sponsor

The companies behind this facility were founded and are controlled by a group of Medellín shareholders led by Eduardo Ospina. Solenium and its subsidiary Klima form one ownership chain; Unergy sits under a separate holding company, Unergy Inc (Delaware). Together they develop, build, operate and sell the output of minigranjas solares, ground-mounted DG plants of about 0.99 MW AC / 1.32 MWp DC connected to the local distribution network.

Table 4 - Group Structure

Entity	Role	Ownership	Obligor
Klima Invest S.A.S.	Borrower; owns the financed Projects	100% Solenium	Yes
Solenium S.A.S.	Guarantor; EPC and O&M contractor	Eduardo Ospina 76%	Yes (guarantee)
Unergy Energía Digital S.A.S. E.S.P.	Sponsor; commercial representative and revenue collector	100% Unergy Inc; founder group 64.84% of Unergy Inc, institutional investors 34.01%, other individuals 1.16%	No

Klima Invest S.A.S. Klima was incorporated in 2024 as Unergo S.A.S. and was renamed and given an energy-investment purpose by Acta No. 03 of June 19, 2026. Its sole purpose is to hold Projects and carry the debt that finances them, and it is the only obligor under every loan. Klima is fully debt-funded: its certified, unaudited statements at August 31, 2026 show equity of COP 56 million. Its capacity to pay is therefore the cash flow of the Projects it holds, which is assessed Project by Project in each PLA Memo, supported by the Solenium guarantee and the platform security described below.

Solenium S.A.S. Solenium was founded in Medellín in 2017 and is 76% owned by Eduardo Ospina. It designs and builds plants under turnkey engineering, procurement and construction ("EPC") contracts and operates and maintains them, both for Klima and for third parties. Its audited 2025 revenue was COP 71.1 billion, up from COP 48.3 billion in 2024. Its financial profile is discussed in the Financial Summary (see Table 6).

Unergy Energía Digital S.A.S. E.S.P. Unergy is a public-utility company registered with XM, the wholesale-market operator, as a generation agent (code UNGG) since December 20, 2022. It is wholly owned by Unergy Inc, whose shareholder register of September 28, 2026 shows Eduardo Ospina at 46.76%, Solenium's other three shareholders at 16.11%, Solenium at 1.97%, two institutional investors at 34.01% and eight other individuals at 1.16%. Unergy originates projects and offtake, represents each Project in the wholesale market, collects its revenue and remits it to Klima net of its fees. It provides no guarantee.

Track record. In October 2025, FMO, the Dutch development bank, approved a loan to P.A. Sol de la Sierra, listed in its project disclosure at USD 18 million, to build and operate 40 plants of 1 MW AC of the same design. Solenium is shareholder, co-sponsor and EPC and maintenance contractor of that portfolio, and Unergy is its developer. Solenium also holds EPC and maintenance contracts with six third-party developers and borrows from Bancolombia, BBVA, Banco de Bogotá and Davivienda.

Implications for the credit. A single founder group originates, builds, operates, sells and guarantees every Project. This gives the Company one accountable team that executes quickly, but it concentrates every role in the same hands, and the company that collects the Projects' revenue is not an obligor. The MLA addresses this through Company-controlled accounts, an irrevocable remittance instruction, the Solenium guarantee, Company consent over any change to how or where revenue is collected and arm's-length controls on every related-party payment. Counsel is to confirm whether Unergy is an Affiliate of Klima under the control test of the MLA; this memo treats Unergy as a related party.

Loan Structure and Security

Structure

The Company enters Colombian DG as a senior secured lender rather than an owner. Debt provides a fixed peso return ahead of the sponsors, avoids thin-capitalization exposure at the holding company and leaves the first loss on generation and price with the sponsor group.

The Projects are small and arrive one at a time, and the fixed cost of a project loan (legal work, diligence and the creation and registration of security) would absorb a disproportionate share of the return if repeated for each Project. The MLA incurs that cost once. It fixes the platform terms and the security behind every loan, and each Project then joins through a short PLA that adds only its own terms. The facility is uncommitted: the Company signs a PLA only after diligence and Investment Committee review of the Project's PLA Memo and may decline any Project. Once a PLA is signed, the Company funds the Advance when its conditions are met and no Drawstop Event is continuing. The principal terms of the MLA are summarized in Table 10.

The MLA, each PLA and the security documents form a single agreement. Every loan is made to
Klima, every Project's revenue is collected in Klima's controlled accounts, and Klima services all loans from that pool, so a default under one PLA is a default under all. Construction loans and the Hard-Locked Terms that no PLA can vary are summarized in Table 10.

Cash Management

All Project revenue is to be paid into COP controlled accounts at the Account Bank, over which the Company takes full control on an Event of Default. On each Payment Date, cash is applied in a fixed order: taxes, market charges and operating costs; scheduled debt service; replenishment of the six-month Debt Service Reserve Account ("DSRA"); any clawback; and only then distributions, subject to the Distribution Conditions.

Revenue reaches Klima through Unergy, which remits each Project's net revenue to Klima's collection account under an irrevocable instruction that cannot be changed without the Company's consent (see Table 12).

Guarantee

Solenium guarantees, as primary obligor, payment of scheduled principal and interest if Klima does not pay and, until the conditions subsequent are satisfied, repayment of all outstanding Advances on acceleration. The guarantee is released only on demonstrated portfolio performance, never by the passage of time (see Table 11).

Security and Perfection

The platform security comprises an all-assets garantía mobiliaria over Klima, a pledge over the beneficial rights (derechos fiduciarios) in the Patrimonio Autónomo Farallones ("P.A. Farallones"), Company-controlled accounts, a step-in power of attorney, a conditional assignment of Klima's contractual positions and blank pagarés of Klima and Solenium. It secures every loan under the MLA. Its status is summarized in Table 5.

Table 5 - Platform Security Status (as of October 20, 2026)

Instrument	Status
Pagarés in blank with letters of instruction (Klima and Solenium)	Executed and notarized August 5, 2026; held for the Company
Corporate Guarantee (Solenium)	In force; full recourse during the interim period. Registration in the movable-collateral registry (RGM) to be waived, as counsel advises a personal guarantee is not registrable
All-assets garantía mobiliaria over Klima	Executed October 2, 2026; the Company was approved as secured creditor in the RGM on October 16, 2026; RGM registration in progress
Controlled Account Agreement	Executed September 24, 2026; Klima's special banking power was registered on October 14, 2026 and the bank's conditions letter was signed and delivered on
October 19, 2026; DAVIbank accounts not yet operating, pending the bank's confirmation
Representation Contract with Unergy	Executed September 22, 2026; pledge notice and payment instruction to Unergy follow RGM registration
Step-in power of attorney and conditional assignment of contractual positions	Executed October 8, 2026 by Klima, Unergy and the Company
Cession of the P.A. Farallones beneficial rights to Klima	Reported signed October 7, 2026; signed original not yet on file and corrections requested; effective on the trustee's authorization
Pledge over the P.A. Farallones beneficial rights	Not yet executed; follows the cession, the Company's registration with the trustee and an amendment to the trust (Otrosí No. 3)

The MLA permits security to be perfected after funding, as conditions subsequent, with full recourse to the Guarantor in the interim. A missed condition subsequent is an Event of Default entitling the Company to mandatory prepayment. The trust-chain conditions (the cession, the asset pledge and the pledge over the beneficial rights) are past due. The Company reserved its rights in writing on October 13, 2026 and is consolidating the open items, with new dates, into a single waiver-and-extension letter. The trust's current term is understood to end on or about November 10, 2026, subject to confirmation, and its extension depends on Otrosí No. 3.

Financial Summary

Klima repays from the cash flow of the Projects it holds. If that cash flow falls short, Solenium pays under its guarantee, and behind both sit the platform security and the pagarés. Debt service coverage is assessed for each Project in its PLA Memo and, once more than one Project is financed, for the portfolio in a Borrower-level model on the executed terms of the MLA. The downside cases to be run at both levels are P90 generation, a lower spot price, a collection haircut for market defaults and a two-month settlement lag.

Portfolio Debt Service

Based on the payment calculators for the outstanding PLAs, the Company receives approximately COP 1.70 billion a year in scheduled debt service, or about COP 141 million a month. Over twenty years this totals COP 33.9 billion, of which COP 9.16 billion is principal and COP 24.75 billion is interest, before withholding tax. Cumulative debt service exceeds the principal lent during the sixth year. The DSRA target for the outstanding PLAs is approximately COP 850 million. The schedule by year is set out in Annex 1 (see Table 13).

Payment record. Payment Date No. 1 (September 8, 2026) was received on September 15, and Payment Date No. 2 (October 7, 2026) was received on October 13, each within the five-BusinessDay grace period.

Guarantor Backing

Solenium's standard credit analysis (July 1, 2026, on statements audited by JB Pérez y Cía S.A.S.) scores 6.42 out of 10, with 18 of 28 tests passed. This is within the low-risk band but below the Company's internal target of 8. Solenium passes on positive EBITDA in each year, a current ratio above 1, short-term debt below 30% of total debt and audited accounts. It fails on equity to liabilities (6.5% against a 40% threshold), net debt to EBITDA (13.2x against 3.5x), quick ratio (0.39 against 0.7) and years of operation.

Table 6 - Solenium Financial Summary (COP billions)

	2023	2024	2025	H1 2026
Revenue	22.50	48.33	71.07	8.27
EBITDA (H1 2026: operating profit)	0.12	3.72	1.28	1.25
Net Income	0.39	2.00	0.88	0.13
Total Equity	2.80	4.80	5.68	6.28
Total Liabilities	14.64	34.22	82.22	124.56
Financial Debt	2.20	4.26	16.87	12.76
Cash	2.62	0.36	4.70	0.26
Operating Cash Flow	3.58	(0.64)	(1.53)	n/a

Figures for 2023 to 2025 are audited; H1 2026 figures are unaudited and management-prepared. Financial expenses absorbed about 91% of operating profit in the first half of 2026, and first-half revenue is well below the 2025 run-rate; Solenium has not yet explained the shortfall. Solenium paid dividends of COP 1.59 billion in 2025 while operating cash flow was negative. Its balance sheet is dominated by project inventory (COP 90.9 billion at June 30, 2026) and client advances (COP 65.0 billion).

Scheduled debt service on the outstanding PLAs is approximately COP 1.70 billion a year, while full recourse during the interim period extends to COP 9.16 billion of principal against Solenium equity of COP 6.28 billion. Solenium can support scheduled debt service and ramp-up gaps, but it is not a standalone backstop for repayment of principal on demand. The guarantee is therefore a bridge to perfected security and seasoned Project cash flow, and its release is tied to demonstrated portfolio performance rather than to time.

Offtaker. No offtaker is contracted today. Projects financed under the MLA sell at the wholesale spot price through Unergy, and XM settles Unergy for all the Projects it represents. Offtaker credit analysis will be added to the relevant PLA Memo when a Project moves to a bilateral contract or an energy community.

Pricing, Currency and Inflation

The 18.00% nominal rate, paid monthly, is equivalent to 19.56% effective annual, compared with the certified average rate for ordinary commercial credit (interés bancario corriente) of 19.06% effective annual and a usury ceiling of 28.59% for October 2026.

The Company bears the peso by design, and there is no hedge at the facility level. A 10% depreciation of the peso over one year would reduce the 18.00% peso return to about 7.3% in US dollars, and an appreciation would add symmetrically. The position is managed through the pace of amortization, the redeployment of peso collections into further Colombian assets and any hedging decided at the portfolio level.

Sources of repayment. In order of priority: the Projects' cash flow through the waterfall; the Solenium guarantee; and the platform security (the Projects, the P.A. Farallones beneficial rights, the controlled accounts and Klima's rights under the Representation Contract) together with the pagarés.

Platform Admission and Pipeline

Admission of Projects. A Project joins the platform only after diligence, Technical Director signoff against Energea's Minimum Technical Requirements, Investment Committee review of its PLA Memo and, for a new build, a Construction Rider with an approved budget and milestone schedule. Loans are to be sized on a sculpted profile against each Project's cash flow. The sponsor's pipeline includes new builds such as Paratebueno and Galapa II, which remain prospects.

Revenue model. Projects sell uncontracted energy at the wholesale spot price through Unergy, which collects from XM and remits to Klima. The intended path is progressive contracting through energy communities, under Decree 2236 of 2023 and its implementing rules, which requires the Company's prior consent while any loan is outstanding, and through bilateral contracts, for which the Company may require the buyer to pay Klima's collection account directly.

Governance and Compliance

Disbursement control. No Advance is funded until three written approvals are obtained: compliance (reporting current, no Default, and know-your-customer and anti-money-laundering screens current), technical (Technical Director sign-off on asset condition and production) and financial (Advance Rate, sizing inputs and permitted use). Each Advance is evidenced by a Disbursement Authorization Certificate signed by the Loan Manager, the Financial Analyst and the Technical Director and countersigned by the Managing Partner. Energea has paused new Advances until the platform security is perfected and a Borrower-level model on the executed terms of the MLA is in place.

Reporting and covenant testing. Klima delivers a monthly reporting package with controlledaccount statements within eight Business Days of month-end, monthly unaudited financial statements within fifteen Business Days, a quarterly Compliance Certificate with the DSCR computation within 45 days of quarter-end and audited annual statements. Solenium delivers audited annual and unaudited quarterly statements. The MLA also requires a Project Oversight Committee with a Company observer seat. The operating portion of the reporting package (production against plan, maintenance log and permit notices), live Project monitoring and the Project Oversight Committee are not yet in place.

Related-party controls. Revenue moves only through the controlled accounts and the waterfall, and payment instructions bind every collector of revenue. Klima may not incur debt or liens without consent, make distributions outside the waterfall or transact with Affiliates except on disclosed, documented, arm's-length terms. Advance proceeds paid to an Affiliate, including EPC payments to Solenium, require disclosure, arm's-length pricing under a written contract and the Company's approval.

AML, sanctions and anti-corruption. Representations and covenants apply at the platform level and extend to every PLA, and the Representation Contract carries its own anti-money-laundering clause. Solenium's anti-money-laundering manual and good-governance code are on file.

Regulatory and tax. Each Advance must be registered with Banco de la República ("BanRep") as external debt before disbursement, and a foreign-exchange declaration is due on each transfer date. Interest is subject to 15% Colombian withholding tax, withheld by Klima and certified each period, with no gross-up. The Projects' renewable-energy tax incentives depend on their FNCE and UPME certification, which Klima must preserve through every transfer.

Table 7 - Due Diligence Status

Area	On File	Open
Corporate
Registry certificates and by-laws for Klima, Solenium and Unergy; shareholder records for Solenium and Unergy; Klima's shareholding certified by its legal representative (100% Solenium, July 23, 2026); Unergy Inc's shareholder register; Unergy's XM registration
Klima's beneficial-ownership filing (to be confirmed); Klima's shareholder register or statutory auditor certificate
Financial
Klima's 2024 and 2025 statements (as Unergo), August 2026 statements and tax returns; Solenium's three years of audited statements, June 2026 interim statements, tax filings, bank-debt schedule and bank guarantees
Unergy's financial statements
Legal and Compliance	Solenium's litigation schedule and compliance confirmations	Klima's litigation and compliance confirmations
Insurance	-	Corporate insurance for all three entities
Projects	Presented in each PLA Memo	-

Table 8 - Exceptions to Energea's Standard Requirements

Exception	Rationale and Mitigation
Conditions precedent converted to conditions subsequent	Allows operating Projects to be acquired on the sponsor's timetable; accepted against a full-recourse guarantee and both pagarés until the security is perfected. Status: perfection in progress; new dates to be set in the waiver-and-extension letter
No RGM registration of the Corporate Guarantee	Counsel advises a personal guarantee is not registrable; to be waived specifically in the waiver-and-extension letter. Status: letter in preparation
Merecumbé funded before energization
The Project was built and its RETIE inspections approved when the Advance was funded; energization awaits the utility's final interconnection approval. Debt service is paid from Klima's pooled cash flow, backed by the Solenium guarantee. Status: awaiting the utility's approval

Merecumbé prior-consultation coverage under confirmation	The Sponsor is confirming that the Ministry of the Interior determination on file covers the Project and, if it does not, is to obtain one. Status: under confirmation with the Sponsor
Level-payment invoicing ahead of signed supplements
PLA No. 1 and PLA No. 2 provide for linear amortization; the
Company invoices both loans on the level-payment profile of
Schedule A Supplements No. 1 and No. 2, circulated to the
Borrower for signature. Status: signature pending

No executed O&M agreement	Solenium operates and maintains both Projects; the Energea Colombia O&M form, with the Company's cure, assignment and step-in rights, is to be signed for each Project. Status: in preparation

Risk Assessment

Table 9 - Principal Risks and Mitigants

Risk	Description	Mitigation
Counterparty	Klima is newly formed with almost no equity; the credit rests on the Projects it holds and on a founder group
Klima's only business is holding the Projects, and it cannot borrow, pledge, distribute or deal with Affiliates without consent. Solenium guarantees debt service, with full recourse until perfection. The founder group has an institutional track record through the FMO-financed 40-plant portfolio

Concentration and related parties	One founder group controls Solenium, holds a majority of Unergy Inc and originates, builds, operates, sells and guarantees every Project
Affiliate transactions must be arm's length, disclosed and documented, and the waterfall pays operating costs before any distribution. The facility is uncommitted, so the Company may decline further exposure to the group at any time

Collateral and perfection	Platform security over the trust rights is not perfected; the trustchain conditions are past due and the trust's term is short
Until perfection the guarantee is full recourse and both pagarés are directly enforceable. The all-assets garantía mobiliaria, Controlled Account Agreement, step-in power and conditional assignment are executed. A missed condition subsequent is an Event of Default with mandatory prepayment; new Advances are paused; open items are being consolidated into one waiver-and-extension letter

Revenue and collection	Revenue is uncontracted spot sales collected by Unergy, a nonobligor; buyer defaults in the wholesale market are shared among sellers
The Representation Contract makes the remittance instruction irrevocable, prohibits cross-application of Project revenue, provides a per-Project breakdown, a quarterly audit right and cure rights, and pre-consents to the pledge of Klima's rights. The DSRA and DSCR covenant signal deterioration early and lock distributions

Guarantor	Solenium's balance sheet is thin relative to its growth, with negative operating cash flow and high leverage
The guarantee is sized as a bridge to perfected security and seasoned cash flow and is released only on demonstrated portfolio performance. Solenium reports audited annual and unaudited quarterly statements

Technical	Projects are small, new and operated by a related party; live monitoring is not yet reaching Energea
Technical Director sign-off gates every Advance, and new builds draw only against certified milestones with an inbalance test. Monthly production reporting is a covenant. Project-level technical risk is assessed in each PLA Memo

Foreign exchange and interest rate	The Company bears the peso, and the coupon is fixed for twenty years in a currency with 6.29% inflation	The coupon is priced near the market average for commercial credit. Because the facility is uncommitted, the duration of new exposure is the Company's choice
Legal, regulatory and tax	Delaware-law loan documents with Colombian-law security; BanRep external-debt filings; FNCE and UPME incentives; usury ceiling on default interest
Each Advance is registered with BanRep before funding. Colombian counsel advises on every security instrument and delivers perfection opinions. Default interest is capped at the legal maximum, and Klima must preserve each Project's FNCE and
UPME status

The Company knowingly carries the following residual risks: exposure to the peso; concentration in one founder group across every role; a thin Guarantor balance sheet, which makes the guarantee a bridge rather than the primary source of repayment; dependence on spot prices until Projects are contracted; and, until perfection is complete, reliance on the guarantee and the pagarés rather than on registered security.

Legal Summary

Each of the agreements that comprise the platform has been reviewed by the General Partner. This section comments on the following agreements:

a)  Master Loan Agreement
b)  Corporate Guarantee
c)  Representation Contract

Table 10 - Master Loan Agreement

Contract	Master Loan Agreement executed July 16, 2026, dated as of July 15, 2026; each Project is added through a Project Loan Agreement
Parties	Energea Portfolio 5 LATAM LP (the Company) as lender; Klima Invest S.A.S. as Borrower; Solenium S.A.S. as Guarantor
Aggregate Cap	COP equivalent of USD 10,000,000 at the official exchange rate on the measurement date; a ceiling, not a commitment, which the Company may raise at its discretion
Commitment	Uncommitted; the Company signs each PLA only after diligence and Investment Committee review and may decline any Project
Interest	18.00% a year, fixed, all-in, in COP, for the full term; 30/360; payable monthly in arrears; no fees to the Borrower
Tenor and Amortization
Twenty years from disbursement, monthly. The contractual default is linear, with the Company's option to sculpt; both outstanding loans are set on a level-payment profile by Schedule A Supplements circulated for signature, on which the Company invoices

Construction Loans	Drawn against certified milestones under a Construction Rider; interest only until commercial operation; drawing stops on a failed in-balance test or a construction suspension of more than 30 days
Prepayment Premium	8% in years 1-5, 5% in years 6-10, 3% in years 11-15 and 1% thereafter; none on insurance or condemnation proceeds
Advance Rate	68% of the Borrowing Base, or more at the Company's sole discretion
Debt Service Reserve	Six months of scheduled debt service, funded from operating cash flow
Financial Covenant	DSCR of at least 1.30x on a trailing nine-month portfolio basis, tested quarterly
Cash Management	Revenue paid into Company-controlled COP accounts; fixed waterfall of operating costs, debt service, DSRA, clawback and then distributions, subject to the Distribution Conditions
Cross-Default	The MLA, the PLAs and the security documents form a single agreement; a default under one PLA is a default under all
Withholding and Currency	Interest paid net of Colombian withholding tax with no gross-up; the Company bears all foreign-exchange risk; each Advance registered with BanRep as external debt
Hard-Locked Terms	Rate, Aggregate Cap, Advance Rate, cash management, guarantee, Events of Default, security and governing law; changed only by amendment to the MLA
Governing Law	Delaware law for the MLA and PLAs; Colombian law for the creation, perfection and enforcement of security over Colombian assets

Table 11 - Corporate Guarantee

Guarantor	Solenium S.A.S.
Scope	Scheduled principal and interest on each Payment Date, as primary obligor; until the conditions subsequent are satisfied, also repayment of all outstanding Advances on acceleration
Release
Automatic, and only, when the portfolio has sustained a DSCR of at least 1.30x over nine months on energy revenue alone, the DSRA is fully funded, no Event of Default is continuing and reporting is current; no calendar-based release

Subsequent Projects	Projects added after release carry their own project guarantee
Supporting Instruments	Blank pagaré of Solenium with letter of instruction, executed August 5, 2026
Reporting	Audited annual and unaudited quarterly financial statements

Table 12 - Representation Contract

Contract	Contrato de Mandato para la Representación de la Frontera Comercial y Servicio de Centro de Gestión de Medida
Parties	Klima Invest S.A.S.; Unergy Energía Digital S.A.S. E.S.P. as commercial representative
Execution Date	September 22, 2026
Object	Representation of each Project in the wholesale market, metering services and collection of Project revenue from XM
Projects Covered	Sabana de Torres and Merecumbé (Annex 1 of the contract); Galapa I to be added by an updated Annex 1
Term	Initial three years, renewing automatically; termination subject to the Company's consent
Fees
Phase 1: COP 6/kWh representation plus COP 6/kWh metering management, CPI-indexed, with a COP 500,000 monthly minimum across all covered Projects. Phase 2: 10% of gross energy revenue if a Project joins an energy community, with the Company's prior written consent

Settlement	Monthly invoicing within 15 calendar days; Unergy does not guarantee buyer payment; penalty of 20% of annual fees on wrongful termination
Remittance
Net of representation and metering fees, per Project, to Klima's DAVIbank collection account within three business days of collection, with a breakdown copied to the Company; no crossapplication of one Project's revenue to another

Company Protections
Remittance instruction irrevocable while any loan is outstanding; no termination, assignment or change of account without the Company's written consent; quarterly audit right; cure rights before any termination; pre-consent to the pledge of Klima's rights

Energy Communities and Bilateral Sales	Energy-community contracting requires the Company's prior consent; the Company may require bilateral buyers to pay Klima's collection account directly
Compliance	Anti-money-laundering clause

Exhibits

A consolidated amortization schedule of all PLAs is attached as Annex 1, and a PLA Memo for each PLA is attached as an exhibit; this memo is updated each time a PLA is added or a PLA Memo changes. Exhibit C presents Klima's 50% interest in Galapa I, which has no PLA but supports the Borrower's debt service under all loans:

Annex 1 - Consolidated Amortization Schedule, All PLAs
Exhibit A - PLA Memo, PLA No. 1 (Sabana de Torres)
Exhibit B - PLA Memo, PLA No. 2 (Merecumbé)
Exhibit C - Galapa I (Klima's 50% interest; no PLA)

Review

This memorandum has been reviewed by Energea management, who believe it to be accurate in all material respects as of the date on the cover.

/s/ Mike Silvestrini
Partner

/s/ Juan Carvajales
Senior Portfolio Manager

/s/ Arthur Issa
Financial Analyst

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

Annex 1 - Consolidated Amortization Schedule, All PLAs

Table 13 combines the scheduled debt service of every outstanding PLA by calendar year: PLA No. 1 (Sabana de Torres, disbursed August 10, 2026) and PLA No. 2 (Merecumbé, disbursed August 14, 2026). Each loan amortizes over 240 monthly Payment Dates to August 2046 on a level-payment profile computed on a fixed daily payment at 18.00% a year (30/360), per the payment calculators on which the Company invoices and the Schedule A Supplements circulated for signature. The schedule of each loan is set out in Annex 1 of its PLA Memo (see Exhibits A and B), and this annex is updated each time a PLA is added or amended.

Table 13 - Consolidated Scheduled Debt Service by Year (COP)

Year	PLA No. 1 Debt Service	PLA No. 2 Debt Service	Total Principal	Total Interest	Total Debt Service	Ending Balance
2026	275,675,049	266,265,516	15,571,706	526,368,859	541,940,565	9,144,428,287
2027	848,230,919	848,279,520	54,895,210	1,641,615,229	1,696,510,439	9,089,533,077
2028	848,230,920	848,279,520	65,633,022	1,630,877,418	1,696,510,440	9,023,900,055
2029	848,230,915	848,279,520	78,470,290	1,618,040,145	1,696,510,435	8,945,429,765
2030	845,874,722	845,923,188	93,539,005	1,598,258,905	1,691,797,910	8,851,890,760
2031	845,874,723	845,923,188	111,779,693	1,580,018,218	1,691,797,911	8,740,111,067
2032	852,943,312	852,992,184	134,792,309	1,571,143,187	1,705,935,496	8,605,318,758
2033	848,230,918	848,279,520	160,353,035	1,536,157,403	1,696,510,438	8,444,965,723
2034	848,230,919	848,279,520	191,712,772	1,504,797,667	1,696,510,439	8,253,252,951
2035	848,230,918	848,279,520	229,215,135	1,467,295,303	1,696,510,438	8,024,037,816
2036	843,518,525	843,566,856	272,404,922	1,414,680,459	1,687,085,381	7,751,632,894
2037	852,943,310	852,992,184	329,310,447	1,376,625,047	1,705,935,494	7,422,322,447
2038	848,230,920	848,279,520	391,763,910	1,304,746,530	1,696,510,440	7,030,558,537
2039	848,230,919	848,279,520	468,385,370	1,228,125,069	1,696,510,439	6,562,173,167
2040	848,230,919	848,279,520	560,003,210	1,136,507,229	1,696,510,439	6,002,169,957
2041	845,874,722	845,923,188	667,545,238	1,024,252,672	1,691,797,910	5,334,624,719
2042	845,874,722	845,923,188	797,718,318	894,079,592	1,691,797,910	4,536,906,401
2043	852,943,313	852,992,184	961,942,304	743,993,193	1,705,935,497	3,574,964,097
2044	848,230,917	848,279,520	1,144,352,417	552,158,020	1,696,510,437	2,430,611,680
2045	848,230,919	848,279,520	1,368,161,679	328,348,760	1,696,510,439	1,062,450,001
2046	567,872,426	567,878,272	1,062,450,001	73,300,697	1,135,750,698	0
Total	16,959,934,927	16,951,454,668	9,159,999,993	24,751,389,602	33,911,389,595

2026 includes each loan's first-period interest from disbursement. Interest shown is scheduled interest on the scheduled balance; actual interest accrues on the outstanding principal between Payment Dates, before Colombian withholding tax.

Exhibit A - PLA No. 1: Sabana de Torres
to the Klima Invest S.A.S. Borrower Investment Committee Memo
Sabana de Torres, Santander, Colombia
October 21, 2026

This exhibit forms part of the Klima Invest S.A.S. Borrower Investment Committee Memo (the "Borrower Memo") and should be read with it. The forward-looking statements notice and the defined terms of the Borrower Memo apply to this exhibit. The Borrower, the Guarantor, the general terms of the Master Loan Agreement and the platform security are described in the Borrower Memo and are not repeated here.

Executive Summary

Sabana de Torres ("Project") is an operational 0.99 MW AC / 1.321 MWp DC ground-mounted single-axis tracker solar power facility located in the municipality of Sabana de Torres, Santander, Colombia. The Project was energized and started exporting power on June 18, 2026. Energea Portfolio 5 LATAM LP (the "Company") has made a senior secured project loan of COP 4,579,999,993 (the amount the Borrower received in COP when the Company's USD 1,467,478 advance was converted at the realized disbursement rate of 3,121 COP/USD) to Klima Invest S.A.S. ("Klima" or "Borrower") against the Project under PLA No. 1, the first project loan under the Klima Master Loan Agreement platform. The advance was funded on August 10, 2026.

The Loan financed Klima's Purchase Payment for the remaining 75% interest in the Project under the July 21, 2026 acquisition agreement. The Purchase Payment has been made, and the transfer documentation is complete, pending the trustee's registration. The Company has senior secured credit exposure to the Project's cash flows; it does not own or operate the asset.

Unergy, the commercialization service provider, is responsible for selling the electricity from the Project. Solenium will provide O&M services. Loan-side instruments include the controlledaccount agreement completed September 24, the all-assets security agreement completed October 2, and the conditional assignment and step-in power completed October 8.

Key Information

Table A-1 - General Information

Borrower	Klima Invest S.A.S. (NIT 901.859.924-6)
Project Location	Finca La Reserva, Sabana de Torres, Santander, Colombia
Coordinates	7°23'28.3"N 73°31'46.6"W
Technology	Ground Mounted PV with single-axis tracker
System Size	0.99 MW AC / 1.321 MWp DC
Grid Connection	ESSA 13.8 kV distribution circuit 57502 (Sabana de Torres substation)
Estimated Year-1 Generation	1,967 MWh
Project Status	Operational
Commercial Operation Date ("COD")	June 18, 2026
Useful Equipment Life	25 years

Table A-2 - Stakeholders

Facility Documents	MLA executed on July 16, 2026; PLA No. 1 executed July 31, 2026, effective August 6, 2026
EPC Contractor	Solenium S.A.S. (NIT 901.097.244-5) ("Solenium")
O&M Contractor	Solenium
Landowners	Mauricio Estrada Arbeláez and Sandra Estrada Arbeláez

Table A-3 - Loan Summary

Loan Amount	COP 4,579,999,993, the amount received by the Borrower (single drawdown on August 10, 2026 of USD 1,467,478 converted at 3,121 COP/USD)
Tenor / Amortization
Twenty (20) years, monthly. PLA No. 1 provides for linear amortization; Schedule A Supplement No. 1 moves the loan to a level-payment profile from September 8, 2026 and is not yet signed, although invoices are already issued on that basis (see Annex 1).

Use of Proceeds	Purchase of the remaining 75% interest in the Project.
Other Terms	As set out in the Master Loan Agreement and summarized in the Klima Borrower Memo.

Technical Summary

Project Location

The Project is located in the municipality of Sabana de Torres, Department of Santander, Colombia, within the Magdalena Medio region. Sabana de Torres has a population of approximately 38,000 people and is situated within an established energy and industrial corridor anchored by Barrancabermeja. The surrounding area is predominantly rural with generally flat terrain, favorable for small utility-scale solar assets.

Sabana de Torres' economy is mainly resource and agriculture based, with primary activities including oil and gas production, oil palm cultivation, cattle and dairy farming, mining and forestry. The municipality has benefitted from its proximity to the Magdalena Medio transportation corridor, helping to establish a supporting infrastructure for the Project.

The Project occupies part of Lot 2 under land folio 303-97524. The October 23, 2025 title certificate records Mauricio and Sandra Estrada Arbeláez as owners and traces the parcel to a 2007 INCODER adjudication. Registered deed 4120 of November 10, 2025 clarifies lease deed 3006 of August 27, 2025 and identifies Solenium and Santa Fe as lessees. The October 8, 2026 conditional assignment records that the lease had not yet migrated to Klima. The Company's land-related protection depends on completed site-control assignment, the required consent and registration, and the associated step-in rights.

Community and Emergency Services: The Seller reported that there are no records of complaints from neighbors or members of the local community regarding the Project. Police, fire and medical services are reported to be available within approximately 4 km of the Project site, including the Sabana de Torres Integrated Hospital.

Security Context: The Seller's security assessment describes the area as moderate risk and places the site approximately 200 meters from the main highway. It reports nearby National Police and National Army presence.

Site Security: The security assessment describes chain-link fencing around the property, daytime access control and Seracis guards at night and on weekends, with electronic security additions proposed. The Seller separately disclosed the theft of approximately 20 meters of perimeter fencing.

Design and Construction

The Project was primarily designed and engineered by Solenium, which developed the detailed engineering for the electrical & mechanical design and interconnection. The design work addressed the PV system configuration, equipment selection, electrical and mechanical systems, protection, grounding, medium-voltage infrastructure and civil design in accordance with applicable Colombian technical requirements, including RETIE and NTC 2050. Federico Betancur Arbelaez was identified as the licensed electrical engineer responsible for the design; Eduardo Amado Medina Fernandez is identified as the architectural designer and José Manuel Cardenas Londoño as the structural designer.

Preliminary environmental and site-constraint due diligence was also incorporated into the development process. The work primarily consisted of desktop and GIS-based screening, including review of waterways and drainage features, forest reserves, protected areas, mining interests, archeological considerations and other development constraints.

Minimum Technical Requirements and Safety

The Company's July 24, 2026 technical site assessment found generally good installation quality and principal equipment consistent with the designs, but the Project did not fully meet Energea's Minimum Technical Requirements ("MTR") at that visit. Material items included flooded electrical pull boxes with submerged cables, a dedicated fence separating the Project from its operating neighbor, the control room and local SCADA access, a permanent warehouse and compliant spare-parts inventory, and a perimeter firebreak.

The findings are remediable, but full MTR compliance depends on completing and verifying the required work.

Occupational Safety: The Seller reported that occupational hazards were assessed through its risk procedures. A July 29, 2026 service follow-up email records a guard's motorcycle fall on July 27 before taking his post, continuing pain and a follow-up inspection. It describes road-safety retraining and an intended request to remove the guard from the assignment. The record does not establish the event's exact location or occupational classification.

Table A-4 - Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi	2,032	Tier 1 module manufacturer based in China
Inverters	Huawei SUN2000- 330/249/50/40KTL	5	Huawei is a BloombergNEF Tier 1 manufacturer based in China. They have been in business for over 40 years and operate in more than 170 countries.
Racking	Zentrack 1P single-axis tracker	26	26 tracker units identified in the July 24, 2026 site assessment.

Energy Projection

The modeled generation case is 1,967 MWh for an undegraded full year. The updated July 2025 PVsyst estimates P50 generation of 2,521 MWh and P90 generation of 2,253 MWh; the model input is approximately 22.0% and 12.7% lower, respectively, in an effort to compensate for potential feeder line outages (see interconnection below).

The LONGi Hi-MO9 modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience no more than 1% power loss in the first year of operation and an annual degradation rate of 0.35% thereafter over a 30-year lifespan. Enhanced resistance to polarization-induced degradation in harsh environments and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is interconnected to the 13.8 kV medium-voltage distribution network of Electrificadora de Santander S.A. E.S.P. ("ESSA") through circuit 57502 associated with the Sabana de Torres substation. The Project has 999 kW of maximum AC export capacity, with generation collected at low voltage and stepped up through a 1.25 MVA transformer for delivery to the ESSA network. The physical interconnection is relatively short at approximately 46 meters and incorporates the medium-voltage cabling, utility metering, a recloser and associated protection equipment.

ESSA's Circuit 57502 is radial. The system impact study found that loss of the feeder head would disconnect the circuit and loss of the conductor serving the connection would disconnect the Project, exposing generation to feeder outages. In the studied normal operating scenarios, voltages remained within the study's 0.90-1.10 p.u. criterion, with no Project-induced undervoltage or overvoltage. These design results support the connection but do not establish actual outage frequency or field voltage performance. ESSA subsequently determined the connection to be technically feasible under CREG Resolution 174 of 2021.

ESSA's approval authorized 1,217 kW of installed generation capacity with export limited to 999 kW and permits surplus energy to be delivered to the grid. The approval remained subject to completion of ESSA's connection requirements, including RETIE certification, network and metering legalization, protection coordination and parameterization, equipment verification and the utility's final connection and inspection visit. All inspections were completed, and the Project was energized on June 18, 2026.

Permitting

Table A-5 - Permits and Site Screening

Permit	Description	Status
Construction License	Construction License LC-0124-011, issued July 9, 2024, authorizes construction of the Project.	Complete
National Environmental License (ANLA)	Determines whether the Project is subject to Colombia's national environmental licensing process.	Not Required (below 10MW)
Regional Environmental Determinants Clearance (CAS)	CAS screening reports no mapped drainage, forest-reserve or protected-area overlap. Physical drainage findings are addressed under Minimum Technical Requirements and Safety.	Complete
Protected Areas Clearance (PNNC)	PNNC screening reports no overlap with national parks, SINAP protected areas, civil society nature reserves or proposed expansions.	Complete
Archeology Review (ICANH)	The Seller's screening identifies overlap with a general preventive archaeology program area. A project-specific ICANH determination remains to be substantiated.	Seller considers exempt; formal determination unconfirmed
Mining Rights Screening (ANM)	Identifies existing mining titles or pending mining concession applications that could overlap with the site footprint.	Complete
Hydrocarbon Rights Verification (ANH)	ANH's August 29, 2024 response places the submitted La Reserva area within E&P VMM 53 and refers to operational coexistence guidelines; project-specific applicability requires resolution.	Complete
Ethnic / Collective Land Clearance (ANT)	ANT screening reports no overlap with indigenous reserves or collective ethnic community territories.	Complete

Operations & Maintenance

Solenium is expected to provide O&M services. Table A-9 summarizes the replacement Colombia O&M form reviewed on October 16, 2026; its project-specific parties, dates and commercial terms remain to be completed. Under the form, the Contractor manages Owner-owned spare parts, and the Company has notice, cure, assignment and step-in rights. The Company does not own or operate a spare-parts reserve for this Project. The July 2026 assessment required a warehouse and spare-parts inventory meeting Energea's MTR.

Financial Summary

Revenue

Unergy is the commercializer and represents the Project in the wholesale electricity market, called the Mercado de Energía Mayorista ("MEM"), and will populate the Project's community solar customers ("Subscribers") over time under the mandate executed September 22, 2026 with Klima (see Table 12 of the Borrower Memo). This is a representation, metering and collection arrangement rather than a fixed-price power purchase agreement. Unergy will initially sell the electricity on the XM merchant power market while the El Niño effect temporarily drives high market prices but is projected to convert to a community solar structure (serving many individual business and residential customers directly through Comunidades Energéticas ("Community Solar")) by December 2026.

Phase 1 - Spot Market (modeled through December 2026). The revenue model assumes merchant sales at approximately COP 363/kWh. Unergy charges a commercialization fee of COP 12/kWh (COP 6/kWh representation and COP 6/kWh metering management), CPI-indexed, with a COP 500,000 monthly minimum across all covered Projects.

Phase 2 - Comunidades Energéticas (modeled from January 2027 onward). The model assumes community sales at a fixed COP 500/kWh with CPI adjustment through May 2046. That fixed-rate scenario approximates a 15% discount to actual consumer tariffs or committed Subscriber revenues. During Phase 2, the commercialization fee becomes 10% of gross energy revenue under the Representation Contract, to cover the additional management services necessary for community solar (including the installation of a smart meter on Subscriber premises and subscription sales).

Table A-6 - Revenue Assumptions

Parameter	Phase 1 - MEM	Phase 2 - Community Solar
Mechanism	Merchant sales settled by XM at bolsa price	Collective Self-Generation (AGRC) / Collective Distributed Generation (GDC)
Modeled Term	Model: June 18, 2026 through December 2026	Model: January 2027 through May 2046
Modeled Price	~COP 363/kWh (model assumption)	COP 500/kWh (modeled fixed rate)
Indexation	Market Price Index Projection (hydrology-driven)	Estimated rate after Subscriber discount from conventional rate (readjusted annually at CPI)
Commercialization Fee	COP 12/kWh (representation and metering), CPI-indexed	10% of gross energy revenue
Counterparty	XM settlement via Unergy as commercializer	Diversified Subscriber base; collections via Unergy; revenues mandated to Controlled Accounts

Operating Expenses ("OPEX")

Table A-7 summarizes the Project model's operating expenses for 2027, the first full year of operation. All costs are adjusted annually for inflation.

Table A-7 - Operating Expense Inputs (2027)

Description	Cost per Year (COP)
Operations & Maintenance	86,948,400
Utilities	18,561,600
Entity Expenses	3,506,080
Land Rental	16,086,720
Insurance	9,579,886
Regulatory Fees	2,051,870
Commercialization Fees	94,596,127
Taxes (ICA and GMF)	14,048,321

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the General Partner. This section specifically comments on the review of the following contracts:

a)     Land Lease Agreement
b)    Operations and Maintenance Agreement

Revenue: the Project is represented in the wholesale market by Unergy under the platform Representation Contract with Klima, summarized in Table 12 of the Borrower Memo. The mandate is a representation, metering and collection arrangement; it is not a power purchase agreement and does not evidence the modeled energy-community Subscribers, registrations or prices.

Table A-8 - Land Lease Agreement

Contract	Contrato de Arrendamiento de Terrenos para Desarrollo y Construcción de un Proyecto de Energía Renovable
Lessor	Mauricio Estrada Arbeláez and Sandra Estrada Arbeláez
Lessee	Unergy Energía Digital S.A.S. E.S.P. under this agreement; the lease registered on the title (deed 3006 of August 27, 2025, clarified by deed 4120) names Solenium and Santa Fe
Lease Date	December 22, 2024
Object
Lease of a 2.25 ha portion (Leased Area, may vary up to 10%) of a 20.854 ha rural property ("La Reserva"), Sabana de Torres, Santander (Matrícula No. 303-97524), for development, construction and operation of a solar energy project, plus a power-line easement

Leased Area	2.25 hectares
Lease Term	32 years from the Operation Start Date, renewable by mutual agreement thereafter
Extension Options	At the end of the 32-year initial term, the lease may be renewed by mutual agreement of the parties. There is no pre-determined renewal period or automatic extension.
Monthly Base Rent	COP 2,437,500 a month for the full leased area; individual projects pay pro rata by occupied hectares.
Rent Escalation	Annually, CPI (DANE)
Rent Payment	Monthly, in advance, within the first 15 days of each month, by bank transfer
Decommissioning	Lessee must return the leased area within a maximum of 3 months and remove all movable property belonging to the Project.
Assignment	The Lease is in the process of being assigned to Klima.
Termination
By Lessor: only for nonpayment exceeding 3 consecutive months, subject to notice/cure procedure
By Lessee: broad no-indemnity grounds (permitting infeasibility, environmental contamination, force majeure, OFAC listing, title defects)
By either Party: inclusion on OFAC/AML lists

Governing Law / Disputes	Colombia; arbitration at the Medellín Chamber of Commerce

Table A-9 - Operations & Maintenance Agreement

Contract	Colombia O&M form, Energea Legal Library v1.1, September 4, 2026. The following summarizes proposed terms; project-specific details and bracketed figures remain unfinalized.
Signature Date	Not stated; the supplied form has blank signature blocks.
Parties	Owner and Contractor; their legal names and identifiers are blank in the supplied form.
Object
Project monitoring, preventive and corrective maintenance, warranty administration, reporting and spare-parts custody. Contractor retains technical, administrative and financial autonomy. Module cleaning and vegetation/site maintenance require express election.

Term
Commences on the Effective Date and ends at the selected anniversary of the Service Start Date; duration is blank. Extension requires written agreement, with negotiations at least 180 days before expiry.

Contract Price	Fixed annual COP price, excluding IVA, to be completed in Exhibit 2. Adjusted annually on the Service Start Date anniversary by DANE IPC for the preceding 12 months.
Payment
Equal semiannual or quarterly installments, in advance or arrears; both elections remain open. Proper invoices payable within 30 days, subject to proportionate withholding.
Undisputed late amounts accrue maximum lawful default interest.

Performance SLA
Proposed annual availability: 98.0%, subject to specified exclusions, including grid outages not caused by Contractor. Service-credit formula and limits remain unfinalized. Proposed notification / on-site response: Urgent 2h / 24h (or shorter Exhibit 2 election); High 4h / 48h; Normal 24h / 5 Business Days; Low 48h / 7 calendar days.

Key Carve-Outs
Corrective-maintenance labor is included. Owner pays approved non-warranty replacement equipment and spares unless caused by Contractor breach, negligence or failure to perform. Proposed aggregate liability cap: twice the annual
Price; indemnities and specified other claims remain uncapped.

Termination
Owner may terminate for Contractor default under applicable cure periods or for convenience on 30 days' notice. Contractor has no convenience right. Nonpayment: 60-day cure after notice, plus Company cure protection. Mutual termination requires Company consent while Financing is outstanding. Force majeure exceeding 90 consecutive days permits termination on 30 days' notice.

Insurance
Contractor maintains liability, labor-risk, vehicle and custody/tool coverages, plus performance, labor and servicequality guarantees. Bracketed amounts and optional professional liability remain unfinalized. Owner maintains
Project property all-risk and business-interruption insurance.

Company Protections
Preconsented security assignment and step-in; default notices and additional cure rights; prior consent for specified amendments, termination and price changes; information and site access. Company has no obligation to step in.

Governing Law	Republic of Colombia; Bogotá Chamber of Commerce arbitration in Spanish after 15 Business Days of direct negotiation. Spanish text prevails.

The Investment Committee members have perform the necessary review of the Project and hereby approve the Sabana de Torres Project for investment by the Company.

Signatures:

/s/ Mike Silvestrini
Partner

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Arthur Issa
Financial Analyst

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

Annex 1 - Amortization Schedule

The Loan amortizes over 240 monthly Payment Dates, from September 8, 2026 to August 8, 2046, on a level-payment profile computed on a fixed daily payment at the fixed Interest Rate of 18.00% a year (30/360). Scheduled principal increases and interest decreases over the term, and scheduled principal and interest together come to approximately COP 848 million a year. Table A-10 summarizes the schedule by year from disbursement on August 10, 2026. The month-by-month schedule is set out in Annex 1 of Schedule A Supplement No. 1 to PLA No. 1, which has been circulated to the Borrower for signature; the Company already invoices on this schedule.

Table A-10 - Scheduled Debt Service by Year (COP)

Year	Payment Dates	Scheduled Principal	Scheduled Interest	Total Debt Service	Ending Balance
2026	4	7,916,436	267,758,613	275,675,049	4,572,083,557
2027	12	27,446,741	820,784,178	848,230,919	4,544,636,816
2028	12	32,815,479	815,415,441	848,230,920	4,511,821,337
2029	12	39,233,908	808,997,007	848,230,915	4,472,587,429
2030	12	46,768,030	799,106,692	845,874,722	4,425,819,399
2031	12	55,888,086	789,986,637	845,874,723	4,369,931,313
2032	12	67,394,033	785,549,279	852,943,312	4,302,537,280
2033	12	80,173,994	768,056,924	848,230,918	4,222,363,286
2034	12	95,853,369	752,377,550	848,230,919	4,126,509,917
2035	12	114,603,960	733,626,958	848,230,918	4,011,905,957
2036	12	136,198,174	707,320,351	843,518,525	3,875,707,783
2037	12	164,650,039	688,293,271	852,943,310	3,711,057,744
2038	12	195,875,788	652,355,132	848,230,920	3,515,181,956
2039	12	234,185,314	614,045,605	848,230,919	3,280,996,642
2040	12	279,992,791	568,238,128	848,230,919	3,001,003,851
2041	12	333,762,112	512,112,610	845,874,722	2,667,241,739
2042	12	398,846,603	447,028,119	845,874,722	2,268,395,136
2043	12	480,956,011	371,987,302	852,943,313	1,787,439,125
2044	12	572,158,197	276,072,720	848,230,917	1,215,280,928
2045	12	684,059,305	164,171,614	848,230,919	531,221,623
2046	8	531,221,623	36,650,803	567,872,426	0
Total	240	4,579,999,993	12,379,934,934	16,959,934,927

2026 includes the first-period interest from the date of disbursement. Interest shown is scheduled interest on the scheduled balance; actual interest accrues on the outstanding principal between Payment Dates. Sculpting of the profile remains the Company's option where required to support the DSCR covenant.

Exhibit B - PLA No. 2: Merecumbé
to the Klima Invest S.A.S. Borrower Investment Committee Memo
Valledupar, Cesar, Colombia
October 21, 2026

This exhibit forms part of the Klima Invest S.A.S. Borrower Investment Committee Memo (the "Borrower Memo") and should be read with it. The forward-looking statements notice and the defined terms of the Borrower Memo apply to this exhibit. The Borrower, the Guarantor, the general terms of the Master Loan Agreement and the platform security are described in the Borrower Memo and are not repeated here.

Executive Summary

Merecumbé ("Project") is a 0.99 MW AC / 1.32 MWp DC ground-mounted, fixed-tilt solar power facility located on the Jericó rural property in the municipality of Valledupar, Cesar, Colombia. Energea Portfolio 5 LATAM LP (the "Company") has made a senior secured project loan of COP 4,580,000,000 (approximately USD 1,473,616 at the realized disbursement rate) to Klima Invest S.A.S. ("Klima" or the "Borrower") against the Project under Project Loan Agreement No. 2 ("PLA No. 2"), the second project loan under the Klima Master Loan Agreement platform. The Advance was funded on August 14, 2026.

The loan financed Klima's purchase of the Project from Solenium S.A.S. ("Solenium") under the EPC contract of July 21, 2026, as amended on September 22, 2026. The transfer documentation is complete, pending the trustee's registration. The Company's consent to the EPC amendment under the Master Loan Agreement remains to be documented. The Company has senior secured credit exposure to the Project's cash flows; it does not own or operate the asset.

The Project has been constructed by Solenium and is awaiting the utility's final interconnection approval, after which it will be energized and reach commercial operation. Unergy Energía Digital S.A.S. E.S.P. ("Unergy") will sell the Project's electricity, and Solenium will provide O&M services under Energea's standard O&M agreement, signed at COD. The Advance was approved above the platform's 68% Advance Rate. Klima's 50% interest in the Galapa I Project, which secures every loan under the Master Loan Agreement, was taken as additional credit support for that approval and is presented in Exhibit C. Several PLA-specific conditions subsequent remain open (see Table B-4).

Key Information

Table B-1 - General Information

Borrower	Klima Invest S.A.S. (NIT 901.859.924-6)
Project Location	Lot N7 Jericó, Valledupar, Cesar, Colombia
Coordinates	10.419374, -73.246754
Technology	Ground-mounted PV, fixed tilt
System Size	0.99 MW AC / 1.32 MWp DC
Grid Connection	Caribemar de la Costa (Afinia) 13.8 kV, Salguero 2 circuit (Salguero substation)
Estimated Year-1 Generation	2,045 MWh
Project Status	Constructed; awaiting final interconnection approval
Commercial Operation Date ("COD")	Following final interconnection approval (PLA No. 2 originally expected August 15, 2026)
Useful Equipment Life	30 years

Table B-2 - Stakeholders

Facility Documents	Master Loan Agreement executed July 16, 2026; PLA No. 2 executed July 31, 2026, effective August 13, 2026
EPC Contractor	Solenium S.A.S. (NIT 901.097.244-5)
O&M Contractor	Solenium S.A.S. (Energea O&M form, to be signed at COD)
Landowner	Armando Jesús Pavajeau Urbina

Table B-3 - Loan Summary (PLA No. 2)

Loan Amount	COP 4,580,000,000 (single drawdown)
Disbursement	August 14, 2026; USD 1,473,616 converted at 3,108 COP/USD; registered with Banco de la República as external debt no. 007C159620
Tenor and Amortization
Twenty years, monthly. PLA No. 2 provides for linear amortization; Schedule A Supplement No. 2 moves the loan to a level-payment profile from September 8, 2026 and is not yet signed, although invoices are already issued on that basis (see Annex 1)

Use of Proceeds	Purchase of the Project from Solenium under the EPC contract of July 21, 2026, as amended by Otrosí No. 1 of September 22, 2026
Advance Rate	Above the platform's 68%, approved for this Advance only in the Company's sole discretion (Confirmation Letter of August 13, 2026)
Additional Collateral
Klima's 50% interest in the Galapa I Project, contributed to Klima by Acta No. 10 of October 19, 2026 and covered by the all-assets garantía mobiliaria on its registration, with no new loan. It secures every loan under the Master Loan Agreement and was taken as additional credit support when this Advance was approved above the Advance Rate. Galapa is presented in Exhibit C

Other Terms	As set out in the Master Loan Agreement and summarized in the Klima Borrower Memo

Table B-4 - PLA-Specific Conditions Subsequent

Item	Deadline	Status
Statement of EPC payments (A-1)	5 Business Days	In progress; revised statement delivered September 7, 2026
Acknowledgment that Klima holds the Project (A-2)	10 Business Days	Not yet executed
Shareholder register or statutory auditor certificate for Klima (A-5)	5 Business Days	In progress; only a legal representative certification delivered
Trust and security sequence (B-1)	20 Business Days (September 15, 2026)	Overdue; covered by the platform waiver-and-extension letter
Copy and assignment of the site lease to Klima, or Unergy undertaking (B-2)	60 Business Days (November 13, 2026)	Not started; lease held by Unergy
Transfer of title and FNCE and UPME certification to Klima, with monthly reporting (B-3)	120 days (December 2026)	Not started

Technical Summary

Project Location

The Project is located in the municipality of Valledupar, capital of the Department of Cesar, in northern Colombia. The site lies on the Valledupar-La Paz road, approximately 2.7 km from Alfonso López Pumarejo Airport and 1 km from the nearest police station, with only the last 500 meters of access road unpaved. Solenium's Valledupar office is approximately ten minutes from the site. The Project shares an open perimeter with seven other solar plants on the same property.

The Project occupies approximately 1.5 hectares of a 21.9-hectare rural property registered under folio 190-46133 and owned by Armando Jesús Pavajeau Urbina, leased to Unergy under Land Lease Agreement No. 8 (see Table B-9). The title certificate of September 3, 2025 records a 2011 right-of-way easement and a 2013 attachment order, which the title study states was registered against the wrong folio, and carries no annotation of the lease. The February 2024 title study issued an unfavorable opinion and noted that the Agencia Nacional de Tierras reports an overlap with the Línea Negra system of indigenous sacred sites. The Ministry of the Interior determined in March 2024 (Resolution ST-0321), on a request covering part of the Jericó property, that prior consultation is not required; its coverage of the Project is being confirmed with the Sponsor. In February 2026 the Consejo de Estado annulled the 2018 decree that delimited the Línea Negra, and Decree 0514 of 2026 now regulates it; Colombian counsel advises that neither affects determinations already issued. The Valledupar planning office classifies the property as urbanexpansion land and has confirmed the land-use viability of the Project, subject to the airport approach cone and water-body protection strips.

Site Security: The sponsor reports perimeter fencing, 24-hour surveillance and perimeter lighting, with CCTV planned and no insurance claims. Energea's July 22, 2026 site assessment rated the absence of a dedicated fence around the Project, which shares its perimeter with neighboring plants, as a critical finding and recorded that the CCTV system had not been installed. No theft or security incidents have been reported.

Design and Construction

The Project was designed and built by Solenium. The electrical design was prepared by Sergio Danny Camacho Guzmán (license AN205-176266) and the installation was built under Elián Esteban Giraldo Arbeláez (license AN205-185345), in accordance with RETIE, NTC 2050 and CREG Resolution 174 of 2021. The geotechnical study found compact to very dense clayey and silty sands with no water table and recommended driven steel piles; it was prepared for the wider Jericó property rather than this Project specifically. The February 2026 flood-risk study found water depths below 20 cm across most of the site in a 100-year event and no flood-related risk.

The sponsor's environmental screening places the site outside national parks, forest reserves, key biodiversity areas, wetlands and páramos, with no critical habitat and no mapped water bodies, within the Sierra Nevada de Santa Marta Biosphere Reserve.

Minimum Technical Requirements and Safety

Energea's technical site assessment of July 22, 2026, made before energization, found good overall installation quality, robust grounding and adequate drainage, but identified 37 open items against Energea's Minimum Technical Requirements ("MTR"). The critical items were the absence of a dedicated perimeter fence and AC connections without heat-shrink protection. Other items included module ground clearance slightly below standard, white rust on galvanized piles, missing torque marks, shading of one table by a tree, erosion at one pile, disconnected communication cables, the absence of a firebreak, and the absence of CCTV, a control room, a permanent warehouse, a weather station and SCADA. The Technical Director's disbursement review of August 14, 2026 recorded these items as unresolved. Project monitoring will be connected once the Project is energized. Full MTR compliance depends on completing and verifying this work.

The assessment recorded fixed-tilt racking, consistent with the PVsyst simulation. Energea is confirming the configuration with the sponsor, as the sponsor's financial summary and the model's tracker-motor replacement cost refer to a tracker.

Occupational Safety: On July 27, 2026, a Solenium worker suffered a muscle strain while pushing a plant and was granted two days of medical leave; the incident was reported to the occupationalrisk insurer. A project-specific HSEC assessment report is not yet on file.

Table B-5 - Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi LR7-72HYD- 650M (bifacial)	2,032	LONGi is a BloombergNEF Tier 1 module manufacturer based in China
Inverters	Huawei SUN2000- 330KTL-H1 (3), SUN2000-50KTL-M3 (1)	5	Huawei is a BloombergNEF Tier 1 manufacturer based in China; the 330 kW units are limited to 300 kW
	and SUN2000-40KTL-M3 (1)
Racking	Gonvarri fixed-tilt structure	28 tables	Fixed tilt of 15° recorded in the July 22, 2026 site assessment
Transformer	Zentrack SCB-1250, 1,250 kVA dry-type, 13.8/0.8 kV	1	Zentrack is an affiliate of Solenium

Energy Projection

The March 2025 PVsyst simulation estimates P50 generation of 2,200 MWh and P90 generation of 2,050 MWh a year, a specific yield of 1,666 kWh/kWp at P50 and a performance ratio of 79.8%. The Project model uses the P90 case, with 2,045 MWh in 2027, and applies 0.5% annual degradation against the 0.4% assumed in PVsyst. Unlike Sabana de Torres, where the model input is set well below P90 to allow for feeder outages, the Merecumbé model uses P90 without a further haircut. Klima's 50% interest in the Galapa I Project, which secures every loan under the Master Loan Agreement, provides additional credit support.

The LONGi modules carry a 12-year product warranty and a performance warranty of 87% of rated output at 25 years.

Interconnection

The Project is connected to the 13.8 kV distribution network of Caribemar de la Costa S.A.S. E.S.P. ("Afinia") through the Salguero 2 circuit of the Salguero substation. Afinia approved the connection under CREG Resolution 174 of 2021 on October 14, 2025 for 1,320.8 kW DC of installed capacity and 990 kW AC of export capacity, subject to the repowering of approximately 160 meters of network. Generation is collected at low voltage and stepped up through a 1,250 kVA transformer, and the utility issued its conformity letter for the connection on May 19, 2026.

RETIE inspections by CERTEAM approved the generation installation (inspection of July 28, 2026; report CT-3445 of August 11, 2026) and the distribution installation (report CT-3446 of August 6, 2026). The Project is awaiting Afinia's final interconnection approval, after which it will be energized.

Permitting

Table B-6 - Permits and Site Screening

Permit	Description	Status
Construction License	Valledupar Planning Office OAPM-39362024 (December 10, 2024): no construction license required for fencing on rural or expansion land	Not Required
Land Use (Valledupar Planning Office)	OAPM-4283-2024 (December 12, 2024) confirms land-use viability on urbanexpansion land, subject to the airport	Complete
approach cone and water-body protection strips
National Environmental License (ANLA)	ANLA confirmed on February 27, 2024 that projects below 10 MW do not require an environmental license	Not Required (below 10 MW)
Forest Use Permit (Corpocesar)	Resolution 0642 of December 5, 2024 authorizes the single forest-use permit for the Jericó solar plants	Complete
Protected Areas Clearance (PNNC)	August 2, 2024: no overlap with national protected areas	Complete
Archaeology Review (ICANH)	October 27, 2025: no preventive archaeology program required; chance-finds protocol applies	Complete
Mining Rights Screening (ANM)	No mining titles over the site	Complete
Hydrocarbon Rights Verification (ANH)	July 31, 2024: available area with no wells within 2.5 km	Complete
Ethnic / Collective Land Clearance (ANT)	December 2, 2024: overlap with the Línea Negra sacred-sites system	Overlap reported
Prior Consultation (Ministry of the Interior)	Resolution ST-0321 of March 22, 2024: prior consultation not required	Coverage under confirmation

Operations & Maintenance

Solenium will provide O&M services under Energea's Colombia O&M form, the same agreement used at Sabana de Torres, which includes the Company's notice, cure, assignment and step-in rights (see Table B-10). As is customary, the agreement will be signed at COD. The spare-parts inventory will be defined under the agreement, and the July 2026 assessment requires a permanent warehouse and spare-parts inventory that meet Energea's MTR.

Financial Summary

Revenue

Unergy is the commercializer and represents the Project in the wholesale electricity market (Mercado de Energía Mayorista, "MEM") under the representation mandate executed with Klima on September 22, 2026 (see Table 12 of the Borrower Memo). This is a representation, metering and collection arrangement rather than a fixed-price power purchase agreement. The Project will initially sell its electricity at the wholesale spot price, and the model assumes a move to community solar (Comunidades Energéticas), serving individual business and residential customers, from February 2027.

Phase 1 - Spot Market (modeled through January 2027). The model assumes merchant sales at approximately COP 589/kWh, with a commercialization fee of COP 12/kWh (representation and metering), CPI-indexed, paid to Unergy and regulatory fees of 4.5% of gross revenue.

Phase 2 - Comunidades Energéticas (modeled from February 2027 through June 2046). The model assumes community sales at a fixed COP 500/kWh, adjusted for inflation (COP 523/kWh in 2027), with the commercialization fee becoming 10% of gross energy revenue under the Representation Contract. No community-solar customers ("Subscribers") have yet been contracted for the Project, and no settlement data for the Project is yet on file.

Table B-7 - Revenue Assumptions

Parameter	Phase 1 - MEM	Phase 2 - Community Solar
Mechanism	Merchant sales settled by XM at the spot price	Collective self-generation or collective distributed generation
Modeled Term	From COD through January 2027	February 2027 through June 2046
Modeled Price	Approximately COP 589/kWh	COP 500/kWh (fixed, indexed)
Indexation	Market price projection	Annually at CPI
Commercialization Fee	COP 12/kWh (representation and metering), CPI-indexed	10% of gross energy revenue
Counterparty	XM settlement through Unergy as commercializer	Diversified Subscriber base; collections through Unergy into the controlled accounts

Operating Expenses ("OPEX")

Table B-8 summarizes the Project model's operating expenses for 2027, the first full year of operation. All costs are adjusted annually for inflation.

Table B-8 - Operating Expense Inputs (2027)

Description	Cost per Year (COP)
Operations & Maintenance	85,965,600
Utilities	18,351,000
Entity Expenses	3,466,300
Land Rental	15,904,200
Insurance	9,515,935
Regulatory Fees	5,952,721
Commercialization Fees	90,446,847
Taxes (ICA and GMF)	14,369,831

The model's land rental of COP 1,300,000 a month exceeds the rent under the lease, which is approximately COP 975,000 a month for 1.5 hectares and is payable by Unergy as lessee.

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the General Partner. This section specifically comments on the review of the following contracts:

a)  Land Lease Agreement
b)  Operations and Maintenance Agreement

Revenue: the Project is represented in the wholesale market by Unergy under the platform Representation Contract with Klima, summarized in Table 12 of the Borrower Memo. The Project is listed in the contract's Annex 1 with generation frontier Frt0107584 and consumption frontier Frt0107585; PLA No. 2 lists a single frontier, to be reconciled.

Table B-9 - Land Lease Agreement

Contract	Land Lease Agreement No. 8 (Project 8)
Lessor	Armando Jesús Pavajeau Urbina
Lessee	Unergy Energía Digital S.A.S. E.S.P.
Lease Date	Signed by the lessor on March 4, 2025 and by the lessee on October 30, 2025
Object	Lease of approximately 1.5 hectares (±10%) of the rural property registered under folio 190-46133 for the development, construction and operation of a solar project
Lease Term	Feasibility phase, construction phase (up to four months, extendable by three) and 32 years of operation; renewable by mutual agreement
Monthly Base Rent	COP 650,000 per hectare per month from the start of construction (COP 65,000 per hectare per month during feasibility)
Rent Escalation	Annually by CPI
Rent Payment	Monthly in advance, within the first 15 days of each month
Decommissioning	Lessee must return the site within three months and remove its equipment
Assignment	Unergy may assign only to the project investor or a vehicle it designates; assignment to Klima not yet completed, and the lease is not yet registered on the title
Termination	By the lessor only for more than three months of non-payment after two notices; by the lessee for lessor breach or unsuitability of the site; penalty of 180 months' rent
Governing Law / Disputes	Colombian law; arbitration at the Medellín Chamber of Commerce

Table B-10 - Operations & Maintenance Agreement

Contract	Energea Colombia O&M form, to be signed at COD
Contractor	Solenium S.A.S.
Object	Monitoring, preventive and corrective maintenance, warranty administration, reporting and spare-parts custody
Performance	Annual availability of 98.0%, excluding grid outages not caused by the contractor
Termination	Owner may terminate for contractor default or for convenience on 30 days' notice; mutual termination requires the Company's consent while the loan is outstanding
Company Protections	Pre-consented security assignment and step-in; default notices and additional cure rights; consent over specified amendments, termination and price changes; information and site access

Approval

The Investment Committee members have performed the necessary review of the Project and hereby approve the Merecumbé Project for investment by the Company.

/s/ Mike Silvestrini
Partner

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Arthur Issa
Financial Analyst

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

Annex 1 - Amortization Schedule

The Loan amortizes over 240 monthly Payment Dates, from September 8, 2026 to August 8, 2046, on a level-payment profile computed on a fixed daily payment at the fixed Interest Rate of 18.00% a year (30/360). Scheduled principal increases and interest decreases over the term, and scheduled principal and interest together come to approximately COP 848 million a year. Table B-11 summarizes the schedule by year from disbursement on August 14, 2026. The month-by-month schedule is set out in Annex 1 of Schedule A Supplement No. 2 to PLA No. 2, which has been circulated to the Borrower for signature; the Company already invoices on this schedule.

Table B-11 - Scheduled Debt Service by Year (COP)

Year	Payment Dates	Scheduled Principal	Scheduled Interest	Total Debt Service	Ending Balance
2026	4	7,655,270	258,610,246	266,265,516	4,572,344,730
2027	12	27,448,469	820,831,051	848,279,520	4,544,896,261
2028	12	32,817,543	815,461,977	848,279,520	4,512,078,718
2029	12	39,236,382	809,043,138	848,279,520	4,472,842,336
2030	12	46,770,975	799,152,213	845,923,188	4,426,071,361
2031	12	55,891,607	790,031,581	845,923,188	4,370,179,754
2032	12	67,398,276	785,593,908	852,992,184	4,302,781,478
2033	12	80,179,041	768,100,479	848,279,520	4,222,602,437
2034	12	95,859,403	752,420,117	848,279,520	4,126,743,034
2035	12	114,611,175	733,668,345	848,279,520	4,012,131,859
2036	12	136,206,748	707,360,108	843,566,856	3,875,925,111
2037	12	164,660,408	688,331,776	852,992,184	3,711,264,703
2038	12	195,888,122	652,391,398	848,279,520	3,515,376,581
2039	12	234,200,056	614,079,464	848,279,520	3,281,176,525
2040	12	280,010,419	568,269,101	848,279,520	3,001,166,106
2041	12	333,783,126	512,140,062	845,923,188	2,667,382,980
2042	12	398,871,715	447,051,473	845,923,188	2,268,511,265
2043	12	480,986,293	372,005,891	852,992,184	1,787,524,972
2044	12	572,194,220	276,085,300	848,279,520	1,215,330,752
2045	12	684,102,374	164,177,146	848,279,520	531,228,378
2046	8	531,228,378	36,649,894	567,878,272	0
Total	240	4,580,000,000	12,371,454,668	16,951,454,668

2026 includes the first-period interest from the date of disbursement. Interest shown is scheduled interest on the scheduled balance; actual interest accrues on the outstanding principal between Payment Dates. Sculpting of the profile remains the Company's option where required to support the DSCR covenant.

Exhibit C - Galapa I: Klima's 50% Interest (No PLA)
to the Klima Invest S.A.S. Borrower Investment Committee Memo
Galapa, Atlántico, Colombia
October 21, 2026

This exhibit forms part of the Klima Invest S.A.S. Borrower Investment Committee Memo (the "Borrower Memo") and should be read with it. The forward-looking statements notice and the defined terms of the Borrower Memo apply to this exhibit. The Borrower, the Guarantor, the general terms of the Master Loan Agreement and the platform security are described in the Borrower Memo and are not repeated here.

Executive Summary

Galapa I ("Project") is a 0.99 MW AC / 1.32 MWp DC ground-mounted, single-axis tracker solar power facility under construction in the municipality of Galapa, Atlántico, Colombia, in the Barranquilla metropolitan area. Klima Invest S.A.S. ("Klima" or the "Borrower") owns a 50% interest in the Project, and Servicios Integrales del Atlántico SIA S.A.S. ("SIA") owns the remaining 50%. Klima expects to hold its 50% interest for the long term.

There is no Project Loan Agreement for the Project, and Energea Portfolio 5 LATAM LP (the "Company") has made no loan against it. The Project is included as an exhibit to the Borrower Memo because Klima's share of its cash flow is part of the cash flow the Company expects the Borrower to use to service its loans. It secures every loan under the platform and was taken as additional credit support when the Advance under Project Loan Agreement No. 2 (Merecumbé) was approved above the platform's 68% Advance Rate. As an asset of Klima, the interest is covered by the all-assets security agreement in favor of the Company.

The Project is being built by Solenium S.A.S. ("Solenium") and, according to the construction schedule, is expected to be energized between late December 2026 and January 2027, following the utility's approval of the network project and the RETIE certification. Unergy Energía Digital S.A.S. E.S.P. ("Unergy") is expected to sell the Project's electricity, and Solenium is expected to provide O&M services under Energea's standard O&M agreement, signed at COD.

Key Information

Table C-1 - General Information

Owners	Klima Invest S.A.S. (50%); Servicios Integrales del Atlántico SIA S.A.S. (50%)
Project Location	Parcela 3, Sector D Puerto Grande, Galapa, Atlántico, Colombia
Coordinates	10.9134, -74.8591
Technology	Ground-mounted PV, single-axis tracker
System Size	0.99 MW AC / 1.32 MWp DC
Grid Connection	Air-e 13.8 kV, Galapa circuit (Cordialidad substation)
Estimated Year-1 Generation	2,398 MWh (100% of the Project)
Project Status	Under construction
Commercial Operation Date ("COD")	Expected in January 2027 (construction schedule)
Useful Equipment Life	25 years

Table C-2 - Stakeholders

Borrower and Owner	Klima Invest S.A.S. (NIT 901.859.924-6), 50%
Co-Owner	Servicios Integrales del Atlántico SIA S.A.S. (NIT 802.024.140-6), 50%
EPC Contractor	Solenium S.A.S. (NIT 901.097.244-5)
O&M Contractor	Solenium S.A.S. (Energea O&M form, to be signed at COD)
Landowner	Rafael Saul Jaraba del Castillo
Lessee	Unergy Energía Digital S.A.S. E.S.P.
Grid Operator	Air-e S.A.S. E.S.P.

Table C-3 - Klima's Interest and Contribution to the Borrower

Interest	50% of the Project, held by Klima for the long term
Value	COP 2,128,432,497, the price at which Solenium contributed the interest to Klima (Acta No. 10 of October 19, 2026); the Company's Borrowing Base value is to be determined
Role in the Facility	No Project Loan Agreement; Klima's share of Project cash flow supports the Borrower's debt service under all loans
Security	Covered by the all-assets garantía mobiliaria over Klima in favor of the Company
Klima's Share of Cash Flow	Approximately COP 393 million of EBITDA in 2028, the first full year under contract, a little under a quarter of the scheduled debt service on both loans of approximately COP 1.70 billion a year
Revenue Routing	Galapa to be added to Annex 1 of the Representation Contract with Unergy, so that Klima's share of revenue is collected in its controlled accounts (see Table 12 of the Borrower Memo)
Documentation	Klima's 50% interest was contributed to Klima by Acta No. 10 of October 19, 2026 and is covered by the all-assets garantía mobiliaria over Klima on its registration

Klima's share of EBITDA is taken from the Project model after the modeled dividend tax and financial transactions tax (GMF) and before distributions. The model of October 21, 2026 assumes generation from December 2026, slightly ahead of the energization window in Solenium's construction schedule (see Design and Construction).

Technical Summary

Project Location

The Project is located in the municipality of Galapa, Department of Atlántico, in the metropolitan area of Barranquilla on Colombia's Caribbean coast. The site is a rural parcel in the Altos de Sevilla area, near the Villa Olímpica district, approximately 20 km from Barranquilla's Ernesto Cortissoz Airport. The last 2 km of the access road is unpaved, and the site lies less than 400 meters from a local community.

The Project occupies approximately 2.5 hectares leased from Rafael Saul Jaraba del Castillo under folio 040-279297, together with an electrical easement (see Table C-8). The title certificate of January 20, 2026 records the owner's 2017 purchase and the parcel's 1995 INCORA adjudication, which prohibits transferring or encumbering the land without the prior authorization of the agrarian authority; the lease is not yet registered on the title. The municipal land-use certificate classifies the property as rural agricultural land.

Community and Emergency Services: The contractor's emergency plan identifies the Galapa hospital, the Galapa fire department, police stations at Villa Olímpica and Galapa, and the Red Cross and Civil Defense in Barranquilla. No incidents have been reported.

Site Security: Two security guards cover the site at night on weekdays and around the clock on weekends. CCTV has not yet been installed, and Energea's site assessment noted that security requires particular attention given the site's proximity to the local community.

Design and Construction

The Project was designed and is being built by Solenium. The electrical design was prepared by César Andrés Arrieta Domínguez (license AN205-172512), reviewed by Elián Esteban Giraldo Arbeláez (AN205-185345) and approved by Cristihan Andrés Pérez Escobar (AN205-149710), in accordance with RETIE, NTC 2050, Air-e's connection standards and CREG Resolution 174 of 2021.

The geotechnical study found a thin organic layer over silty sands and high-plasticity, expansive clays, with no water table. The hydrology study found that the adjacent drainage does not overflow onto the site in a 25-year event, but that water can pond inside the property, up to 1.18 meters in existing ponds and 0.85 meters in depressions, and the regional environmental authority rates flood susceptibility as medium to high. Drainage and pile protection are therefore part of the MTR work described below.

According to Solenium's construction schedule, the trackers, modules and DC cabling are installed and the Project was approximately 90% complete. Medium-voltage installation is scheduled through December 11, 2026, RETIE certification in December 2026, energization between December 28, 2026 and January 12, 2027, and commissioning by January 28, 2027.

Minimum Technical Requirements and Safety

Energea's technical site assessment of July 23, 2026, made at an early stage of construction, identified 27 pending items against Energea's Minimum Technical Requirements ("MTR"). The critical items were a substation shelter that does not meet the MTR (an oil-immersed transformer without a medium-voltage breaker, protection relay or winding-temperature monitoring), which must be replaced with the model used at Merecumbé and Sabana de Torres; a utility overhead line passing over the shelter; white rust on tracker piles; tracker parts stored on the ground; cables exposed to the weather; and the absence of a control room and permanent warehouse. Other required actions include concrete collars at pile bases, drainage, a firebreak, CCTV, grounding at two points per tracker, a weather station, SCADA and commissioning tests. Full MTR compliance depends on completing and verifying this work before COD.

Table C-4 - Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi LR8-66HYD- 650M (bifacial, 650 Wp)	2,028	LONGi is a BloombergNEF Tier 1 module manufacturer based in China; 12-year product and 30year power warranty
Inverters	Huawei SUN2000 string inverters, 249 kW each	4	Huawei is a BloombergNEF Tier 1 manufacturer based in China
Racking	Zentrack 1P single-axis tracker	28	Horizontal single-axis tracker with backtracking (22 × 1P78 and 6 × 1P52)
Substation	Zentrack prefabricated substation, 13.8/0.8 kV	1	To be replaced with the MTRcompliant model used at Merecumbé and Sabana de Torres

Energy Projection

The February 2026 PVsyst simulation estimates P50 generation of 2,752 MWh and P90 generation of 2,386 MWh a year, a specific yield of 2,087 kWh/kWp at P50 reflecting the single-axis tracker, and a performance ratio of 80.6%. The Project model uses the P90 case, with 2,398 MWh in 2027, and applies 0.5% annual degradation. Klima's 50% share of P90 generation is approximately 1,199 MWh a year.

The LONGi modules are warrantied for 1% degradation in the first year and 0.35% a year thereafter over 30 years.

Interconnection

The Project will connect to the 13.8 kV distribution network of Air-e S.A.S. E.S.P. ("Air-e") on the Galapa circuit of the Cordialidad substation. Air-e's July 25, 2025 feasibility response approved a connection of 990 kW, and its conditional conformity notification of April 24, 2026 under CREG Resolution 174 of 2021 confirmed the connection study. The conformity notification is valid for six months and does not itself authorize connection: the detailed network design, RETIE certification, metering registration and protection tests remain to be completed, and the networkproject approval was approximately 30% complete in the construction schedule. Confirmation that the notification has been extended or superseded will be obtained.

Permitting

Table C-5 - Permits and Site Screening

Permit	Description	Status
Land Use (Municipality of Galapa)	Rural agricultural land (ZA3) under the 2016 land-use plan	Complete
National Environmental License (ANLA)	ANLA confirmed on February 27, 2024 that projects below 10 MW do not require an environmental license	Not Required (below 10 MW)
Forest Use Permit (CRA)	Resolution 0557 of June 9, 2026 authorizes the removal of 28 trees on 2.03 hectares, with compensation measures	Complete
Environmental Determinants (CRA)	December 1, 2025 characterization of the site; medium to high flood susceptibility	Complete
Prior Consultation (Ministry of the Interior)	Resolution ST-1786 of October 30, 2025	Complete
Mining Rights Screening (ANM)	January 20, 2026: no mining titles or applications over the site	Complete
Hydrocarbon Rights Verification (ANH)	October 16, 2025: site within the Carnaval evaluation area of the Perdices contract; no wells in the area	Complete
RETIE Certification	Certification of the electrical installation	Scheduled for December 2026
FNCE and UPME Certification	Renewable-energy tax incentive certification	Scheduled for November 2026

Operations & Maintenance

Solenium is expected to provide O&M services under Energea's Colombia O&M form, the same agreement used at Sabana de Torres and Merecumbé, which includes the Company's notice, cure, assignment and step-in rights (see Table C-9). As is customary, the agreement will be signed at COD.

Insurance: The Project is covered during construction by Solenium's SURA erection, liability and contract-compliance policies, with SIA as beneficiary of the performance bond. The liability policy ran to September 22, 2026 and its renewal is to be confirmed, and an operating property and business-interruption policy will be placed at COD.

Financial Summary

Revenue

Unergy is expected to represent the Project in the wholesale electricity market (Mercado de Energía Mayorista, "MEM") under the representation mandate it holds with Klima, once the Project is added to that contract's annex (see Table 12 of the Borrower Memo). The model assumes merchant sales at the spot price until the Project moves to community solar (Comunidades Energéticas), serving individual business and residential customers, which Unergy has identified as the Project's commercialization model.

Phase 1 - Spot Market. The model assumes merchant sales on a monthly spot-price projection averaging approximately COP 284/kWh, with a commercialization fee of COP 12/kWh (representation and metering), CPI-indexed, paid to Unergy and regulatory fees of 4.5% of gross revenue.

Phase 2 - Comunidades Energéticas (modeled from June 2027 through October 2046). The model assumes community sales at a fixed COP 500/kWh, adjusted for inflation, with the commercialization fee becoming 10% of gross energy revenue under the Representation Contract. No community-solar customers ("Subscribers") have yet been contracted for the Project.

Table C-6 - Revenue Assumptions (100% of the Project)

Parameter	Phase 1 - MEM	Phase 2 - Community Solar
Mechanism	Merchant sales settled by XM at the spot price	Collective self-generation or collective distributed generation
Modeled Term	From COD (modeled December 2026) through May 2027	June 2027 through October 2046
Modeled Price	Approximately COP 284/kWh on average (monthly projection)	COP 500/kWh (fixed, indexed)
Indexation	Market price projection	Annually at CPI
Commercialization Fee	COP 12/kWh (representation and metering), CPI-indexed	10% of gross energy revenue
Counterparty	XM settlement through Unergy as commercializer	Diversified Subscriber base; collections through Unergy

The model projects gross revenue of COP 1,267 million and EBITDA of COP 786 million in 2028 for 100% of the Project.

Operating Expenses ("OPEX")

Table C-7 - Operating Expense Inputs (2028, 100% of the Project)

Description	Cost per Year (COP)
Operations & Maintenance	89,645,858
Utilities	19,136,341
Entity Expenses	3,614,642
Land Rental	16,584,829
Insurance	9,329,262
Commercialization Fees	126,704,603
Total	265,015,537

The model's land rental of COP 1,300,000 a month is below the rent under the lease of COP 3,541,667 a month, which would add approximately COP 27 million a year to operating expenses for 100% of the Project. The model also carries no cost for site security, which is currently provided at night and on weekends.

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the General Partner. This section specifically comments on the review of the following contracts:

a)  Land Lease Agreement
b)  Operations and Maintenance Agreement

Revenue: the Project is to be added to Annex 1 of the platform Representation Contract between Klima and Unergy, summarized in Table 12 of the Borrower Memo, so that Klima's share of revenue is collected in its controlled accounts.

Table C-8 - Land Lease Agreement

Contract	Lease Agreement No. 1 for Land for Development and Construction of a Renewable Energy Project
Lessor	Rafael Saul Jaraba del Castillo
Lessee	Unergy Energía Digital S.A.S. E.S.P.
Lease Date	Signed August 25 and 28, 2025
Object	Lease of approximately 2.5 hectares (±10%) of the rural property registered under folio 040-279297, with a permanent electrical easement included in the rent
Lease Term	Feasibility phase, construction phase (up to four months, extendable by three) and 32 years of operation; renewable by mutual agreement
Monthly Base Rent	COP 3,541,667 per month from the start of construction (10% of that amount during feasibility, rising 5% a quarter)
Rent Escalation	Annually by CPI (DANE)
Rent Payment	Monthly in advance, within the first 15 days of each month
Decommissioning	Lessee must return the site within three months and remove its equipment
Assignment	Unergy may assign only to the project investor or a vehicle it designates; assignment to the Project's owners not yet completed, and the lease is not yet registered on the title
Termination	By the lessor only for more than three months of non-payment after two notices; by the lessee for lessor breach, permitting, title defects or force majeure; penalty of 280 months' rent
Governing Law / Disputes	Colombian law; arbitration at the Medellín Chamber of Commerce

Table C-9 - Operations & Maintenance Agreement

Contract	Energea Colombia O&M form, to be signed at COD
Contractor	Solenium S.A.S.
Object	Monitoring, preventive and corrective maintenance, warranty administration, reporting and spare-parts custody
Performance	Annual availability of 98.0%, excluding grid outages not caused by the contractor
Termination	Owner may terminate for contractor default or for convenience on 30 days' notice; mutual termination requires the Company's consent
Company Protections	Pre-consented security assignment and step-in; default notices and additional cure rights; consent over specified amendments, termination and price changes; information and site access

Approval

The Investment Committee members have performed the necessary review of the Project and hereby approve the inclusion of Klima's 50% interest in the Galapa I Project in the Klima credit facility.

/s/ Mike Silvestrini
Partner

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Arthur Issa
Financial Analyst

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

Annex 1 - Project Cash Flow

Table C-10 presents the Project model's annual cash flow for 100% of the Project, Klima's 50% share of distributions and, for comparison, the scheduled debt service on PLA No. 2 (Merecumbé). The model of October 21, 2026, with actuals loaded through October 20, 2026, assumes generation from December 2026 and a capital cost of COP 4,256,864,994 in 2026, equal to twice the price at which Solenium contributed Klima's 50% interest (see Table C-3). The table begins in 2027, the first year of revenue; in 2026 the model shows a net cash outflow of approximately COP 19.6 million for 100% of the Project. Figures are nominal COP.

Table C-10 - Project Cash Flow (COP)

Year	Gross Revenue	Taxes and Levies	Operating Expenses	Distributions (100%)	Klima's 50% Share	PLA No. 2 Debt Service
2027	944,801,920	(155,878,606)	(222,028,524)	564,967,394	282,483,697	848,279,520
2028	1,267,046,030	(215,591,655)	(265,015,537)	783,592,142	391,796,071	848,279,520
2029	1,319,712,065	(224,408,168)	(276,755,092)	815,589,575	407,794,787	848,279,520
2030	1,374,567,217	(233,584,373)	(289,016,493)	848,890,180	424,445,090	845,923,188
2031	1,431,702,478	(243,134,903)	(301,823,016)	883,546,869	441,773,435	845,923,188
2032	1,491,212,623	(253,074,987)	(315,198,980)	919,614,694	459,807,347	852,992,184
2033	1,553,196,367	(263,420,468)	(329,169,792)	957,150,936	478,575,468	848,279,520
2034	1,617,756,527	(274,187,835)	(343,761,995)	996,215,188	498,107,594	848,279,520
2035	1,685,000,195	(285,394,241)	(359,003,323)	1,036,869,457	518,434,729	848,279,520
2036	1,755,038,913	(297,057,539)	(374,922,749)	1,079,178,255	539,589,128	843,566,856
2037	1,827,988,861	(309,196,301)	(391,550,546)	1,123,208,702	561,604,351	852,992,184
2038	1,903,971,046	(321,829,854)	(408,918,343)	1,169,030,630	584,515,315	848,279,520
2039	1,983,111,506	(334,978,307)	(427,059,183)	1,216,716,693	608,358,346	848,279,520
2040	2,065,541,519	(348,662,585)	(446,007,592)	1,266,342,480	633,171,240	848,279,520
2041	2,151,397,818	(362,904,458)	(465,799,643)	1,317,986,635	658,993,317	845,923,188
2042	2,240,822,820	(377,726,580)	(486,473,024)	1,371,730,974	685,865,487	845,923,188
2043	2,333,964,861	(393,152,518)	(508,067,115)	1,427,660,622	713,830,311	852,992,184
2044	2,430,978,444	(409,206,798)	(530,623,059)	1,485,864,136	742,932,068	848,279,520
2045	2,532,024,494	(425,914,936)	(554,183,844)	1,546,433,649	773,216,825	848,279,520
2046	2,429,798,159	(432,661,685)	(494,152,501)	1,577,547,507	788,773,754	567,878,272
Total	36,339,633,867	(6,161,966,798)	(7,789,530,351)	22,388,136,718	11,194,068,359	16,685,189,152

Taxes and levies include ICA, dividend tax and the financial transactions tax (GMF), as modeled. PLA No. 2 debt service is the scheduled principal and interest by year (see Annex 1 to Exhibit B).

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 5 LATAM LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 28, 2026